Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Jennifer Gowetski, Senior Counsel

Re:	First Real Estate Investment Trust of New Jersey Form 10-K for the Fiscal Year Ended October 31, 2009 Filed January 14, 2010 File No. 000-25043

Dear Ms. Gowetski:

This letter sets forth the responses of First Real Estate Investment Trust of New Jersey (the “Trust”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in the Staff’s comment letter dated April 13, 2010, with respect to the Trust’s Form 10-K referenced above (the “Form 10-K”) and Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders (the “Proxy Statement”).  The Proxy Statement was mailed to shareholders on or about March 1, 2010, and the Annual Meeting of Shareholders was held on April 7, 2010.  Disclosures containing information similar to the information set forth in the sample disclosures presented below will be included in future filings by the Trust.

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2009 Signatures, page 38
1.
Please revise future filings to include all signatures on the signature page.  Refer to General Instruction D to Form 10-K.

Response – The Trust will revise future Form 10-K filings to include all signatures on the signature page in compliance with General Instruction D to Form 10-K.

Exhibit Index, page 59
2.
Refer to the Line of Credit Note with Provident Bank, which is included as Exhibit 10.6 to the Form 10-K.  We note that the agreement, as filed, appears to omit schedules and exhibits to the agreement.  Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety.  Please file the complete agreement with your next quarterly report or tell us why you believe this agreement is no longer material to investors.  Furthermore, with respect to the Agency Agreement filed as Exhibit 10.5, please tell us if you have incorporated this agreement from another filing and indicate where it can be located as it does not appear to have been filed with your Form 10-K.

Response – The Line of Credit Note does not include any schedules or have any schedules attached to it.  The Line of Credit Note makes reference to certain information that may either be included on schedules attached thereto or maintained on the records of the lender.  No such schedules were included in or attached to the executed Line of Credit Note.

The Trust will file the Agency Agreement identified as Exhibit 10.5 to the Form 10-K as an exhibit to the Trust’s Quarterly Report on Form 10-Q for the quarter ending April 30, 2010.

DEFINITIVE PROXY STATEMENT Executive Compensation, page 14 Fiscal 2009 Compensation, page 15
3.
Please revise your disclosure regarding your compensation paid to your executive officers to provide a more detailed analysis of the compensation paid to individual officers and clarify what you mean by “fees.”  For example, you state that the board takes into account fees paid by other REITs and the value of the services provided by the executive officers.  Please explain how those factors led the board to determine not to increase or decrease compensation.  Refer to Item 402(b) of Regulation S-K.  Please provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Response – The Trust proposes to include disclosure substantially similar to that set forth below, revised as marked to show changes made to the disclosure contained in the Proxy Statement, in future filings, with such further revisions as may be necessary to reflect then current facts and circumstances and to disclose any subsequent actions taken or policies adopted by the Board of Trustees with respect to matters relating to compensation:

Fiscal 2009 Compensation

With respect to ~~fees~~compensation for the Executive Officers for the 2009 fiscal year, including with respect to both Mr. Hekemian in his capacity as Chairman of the Board and Chief Executive Officer, and Mr. Barney in his capacity as President, Treasurer and Chief Financial Officer, the Board of Trustees considered the following factors, among other things~~,~~ : (i) ~~fees~~compensation paid by other real estate investment trusts, both as a component of operating expenses and to ensure that the Trust’s compensation levels are competitive in the industry;~~,~~ (ii) the duties and responsibilities of the Executive Officers and the value of the services provided by them, including the amount of time expended by them on the Trust’s business;~~,~~ and (iii) the Trust’s operating results and financial condition, as well as the financial condition and prospects of the residential and commercial real estate industries.  See “Fiscal 2009 Compensation: Trustees” for amounts payable to Mr. Hekemian and Mr. Barney for services in their capacities as Trustees.  For the 2009 fiscal year, the Board of Trustees determined that the compensation paid to its Executive Officers would remain the same as in the prior year after taking into account the factors referenced above, including the adverse and uncertain economic climate in which the Trust is currently operating.

Fiscal 2009 Nonqualified Deferred Compensation, page 20
4.
Please include a narrative description of the material factors necessary to an understanding of the deferred fee plan.  In particular, please discuss whether there are any limits on the amount of compensation that can be deferred and describe the measures for calculating interest, including whether such measures are selected by the executive or the registrant and the frequency and manner in which selections may be changed.  Refer to Item 402(i)(3) of Regulation S-K.  Please provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Response – A narrative description of the Trust’s Deferred Fee Plan is included under “Executive Compensation – Officers and/or Trustees Deferred Fee Plan” on page 16 of the Proxy Statement, to which reference is made in the paragraph immediately preceding the Fiscal 2009 Nonqualified Deferred Compensation table on page 20.  The description of the Deferred Fee Plan is reproduced below for convenience of reference, revised, as marked, to state that (i) the Deferred Fee Plan does not impose any limitations on the amount of compensation that may be deferred thereunder, (ii) an election to defer compensation is required to be made prior to the calendar year in which it is effective and is irrevocable with respect to the calendar year to which it applies, (iii) the rate of interest payable on deferred amounts was based on a rate equal to 120% of the applicable federal long-term interest rate in effect in the month the Deferred Fee Plan was established, (iv) participants in the Deferred Fee Plan are not permitted to select or change the measures used to calculate interest, and (v) the Deferred Fee Plan may be amended, suspended or terminated by resolution of the Board of Trustees.  The description currently states that the Trust has established a rate of interest payable on amounts deferred equal to 9% per annum compounded quarterly.  The Trust proposes to include the substantially similar disclosure, as revised to show changes, in future filings:

Officers and/or Trustees Deferred Fee Plan

Effective November 1, 2000, the Board of Trustees adopted a deferred fee plan, which was amended and restated effective December 31, 2008 (the “Deferred Fee Plan”), for its Executive Officers and its Trustees.  Pursuant to the Deferred Fee Plan, any Executive Officer or Trustee may elect to defer receipt of any compensation, including executive officer, Trustee retainer, meeting attendance, or property site inspection fees.  There is no limitation on the amount of compensation that a participant may elect to defer under the Deferred Fee Plan.  An election to defer compensation is required to be made prior to the calendar year for which it will be effective, and is irrevocable with respect to the calendar year to which it applies.  The Trust has ~~agreed to pay any Executive Officer or Trustee, who elects to participate in the Deferred Fee Plan,~~fixed the rate of interest payable on any deferred fees at ~~the rate of~~ 9% per annum, compounded quarterly, which interest rate was determined based on a rate equal to 120% of the applicable federal long-term interest rate in effect in November 2000, the month in which the Deferred Fee Plan was established.  Participants in the Deferred Fee Plan do not select, nor are they entitled to change, the measures used to calculate interest.  Any such deferred fee and the interest accrued thereon shall be paid at either: (i) the retirement age specified by the Executive Officer or Trustee in the deferral election; or (ii) actual retirement of the Executive Officer or Trustee; or (iii) upon the earlier cessation of duties as an Executive Officer or Trustee of the Trust.  The Deferred Fee Plan provides that any such deferred fees will be paid in a lump sum or in annual installments over a period not to exceed 10 years, at the election of the Executive Officer or Trustee.  The Trust has not created and will not create a cash sinking fund for such deferred fees.  As a result, any Executive Officer or Trustee who elects to participate in the Deferred Fee Plan is an unsecured creditor of the Trust with respect to any such deferred fee.  The Deferred Fee Plan may be amended, suspended or terminated by resolution of the Board of Trustees at any time and from time to time, provided that no amendment, suspension or termination shall operate to adversely affect the plan benefits accrued or available for any participant.  As of October 31, 2009, approximately $2,848,000 of fees have been deferred, including accrued deferred interest of approximately $1,075,000.

In connection with the responses provided above, the Trust acknowledges the following:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please contact the undersigned.

Very truly yours,
/s/ Robert S. Hekemian
ROBERT S. HEKEMIAN
Chairman of the Board and Chief Executive Officer
cc:           Erin E. Martin